EXHIBIT (c)(ix)

Queensland Treasury Corporation
Indicative Borrowing Program for Financial Year 2005-06

Embargo: 4.30 pm 27 June 2005

Queensland Treasury Corporation
Indicative Borrowing Program for Financial Year 2005-06

Queensland Treasury Corporation (QTC), the Queensland Government’s Central Financing Authority and corporate treasury service provider, estimates its borrowing requirement for the financial year 2005-06 to be $3,485 million1. (See attached for further details).

This represents a decrease of $3,563 million on 2004-05 actual borrowings of $7,048 million (originally estimated at $6,819 million). The decreased funding task for 2005-06 is primarily due to the lower level of refinancing required with no benchmark bonds maturing this financial year.

QTC anticipates that approximately 65% of the 2005-06 program ($2,270 million) will be funded through the issuance of term debt, utilising Domestic and Global Benchmark Bonds, with the balance funded through Commercial Paper and Medium Term Note issuance.

The final outcome of the State’s funding task for this year may be affected by the forward funding requirements of Queensland Government entities that are regulated by competition authorities and who may seek to lock-in future funding of capital expenditure.

Based on Queensland State and local government projections, it is anticipated that the borrowing requirements of the State will increase marginally over the next few years then return to regular levels.

While infrastructure expenditure will be partially funded from revenues and existing investments, forward estimates for New Raisings for Capital Works are currently:

2006-07	$3,750 million
2007-08	$3,500 million
2008-09	$3,250 million

Review of 2004-05
During 2004-05, QTC launched a new May 2010 Benchmark Bond line to meet the funding requirements of certain Queensland Government-owned corporations subject to regulatory determinations.

[1]	Actual financial market activity and funding requirements may vary depending upon customer requirements and financial market conditions.

GPO Box 1096, Brisbane QLD Australia 4001
Telephone 07 3842 4600 · Fax 07 3221 4122
www.qtc.qld.gov.au

Strong offshore investor interest for QTC’s A$ Global Benchmark bonds continued throughout the year and provided cost effective funding. This contributed to commercial paper outstandings remaining at constant levels around $700 million — $1,000 million throughout the year and not reaching the levels originally forecast.

Principal funding sources 2004-05:

• Domestic A$ Benchmark Bonds	$3,192 million
• Global A$ Benchmark Bonds	$3,040 million
• Euro MTNs	$44 million
• Commercial Paper	$773 million

QTC will next review its borrowing requirements in January 2006 and provide an indicative funding estimate for calendar year 2006.

ENDS

For enquiries, please contact either:
Mike Gibson, Senior Portfolio Manager, Financial Markets Ph: +61 7 3842 4775, or
Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4770

QTC INDICATIVE BORROWING PROGRAM FOR FINANCIAL YEAR 2005-06

Borrowing Estimate		Borrowing Estimate
2004-05		2005-06
A$M		A$M
	Refinancings – Term Debt:
2,515	Domestic Benchmark Bonds	126
1,990	A$ Global Benchmark Bonds and MTNs	66
154	Foreign Currency Loans and MTNs	0

	Refinancings – Commercial Paper:
711	T-Notes, ECP, USCP[1]	773

5,370	SUBTOTAL	965

2,050	New Raisings for Capital Works	3,120

(600)	Principal Repayments from QTC Customers	(600)

6,820	TOTAL	3,485

The 2005-06 borrowing estimate of $3,485 million is expected to be funded as follows:

FUNDING SOURCE

Actual Raisings		Expected Raisings 2005-06
2004-05		Range	Low	High
A$M		%	A$M	A$M
	Term Raisings:
6,232	A$ Benchmark Bonds [2]	60 – 70	2,091	2,440
44	Multi-currency Loans and MTNs	0 – 10	0	349

	Commercial Paper Raisings:
773	T-Notes, ECP, USCP	25 – 35	871	1,220
7,049	TOTAL		3,485

[1]	Commercial Paper outstanding as at 30 June 2005.

[2]	Includes benchmark Domestic and Global A$ Bonds and other term issuance.